MAG Silver Corp. February 7, 2008
For Immediate Release NR#08-03

MAG SILVER INTERSECTS HIGH GRADE SILVER, LEAD, ZINC AT CINCO DE MAYO

6.87 metres 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc

Vancouver, B.C... MAG Silver Corp (TSX: MAG, AMEX: MVG) (“MAG”) announces assay results from a 12 hole, 6,316 metre program completed late last year on MAG’s 100% owned Cinco de Mayo property in Northern Chihuahua State, Mexico.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 grams per tonne (g/t) (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc (see table below).

The first two 50 metre step-outs from this intercept have been drilled and have also intersected mineralization in the same relatively flat-lying structure.  Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins.   Hole 08-23, a 50 metre offset to the northwest, hit 0.85 metres of banded massive sulphides. Assays for both are pending.  All three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto (“blanket”) developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong.  Mineralization is open in all directions, and two rigs are currently drilling systematic 50 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source.

Hole 07-21, drilled nearly 1 kilometre to the southwest of Hole 07-20 (and started before Hole 07-20 reached massive sulphides) tested the down-dip projection of prominent exposures of shallow northeast-dipping gold and silver-bearing iron rich jasperoid that is exposed for 4 kilometres along the front of the adjoining range.  At roughly 150 metres vertical depth, this hole intersected 15 metres of altered limestone, which contained a 1.0 metre thick zone grading 684 g/t silver (20 opt) with minor base metals.  Hole 07-14 drilled 1,300 metres to the southeast from Hole 07-21 also tested the projection of the jasperoid zone and reported 3.22 metres of 94 g/t silver (2.74 opt) and 0.23% lead and 1.03% zinc in gossan.

The intercepts in Holes 21 and 14 fall on the up-dip projection (over 1,000 metres) of the sulphide manto intersected in Holes 20, 22 and 23, indicating that the sulphides, silver-infused limestone of Hole 07-21, and jasperoid outcrops all occur within the same low-angle fault zone.  Notably, this alteration to mineralization transition is similar to that seen in the distal fringes of several important silver, lead and zinc rich massive sulphide districts of the region (Carbonate Replacement Deposits, “CRDs”).  There are several other textural, structural and mineralogical characteristics present to indicate we have a very large CRD system present at Cinco de Mayo.

Discussion

There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.  Exploration is guided by MAG’s CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled.  The new mineralization reported in this release lies along a very strong north west-trending magnetic anomaly that runs over 3,000 metres through Hole 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts (See press release of February 19, 2007).   Numerous geophysical targets lying along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district, remain to be drilled.

Despite the extensive alluvial cover and limited drilling, we have now cut significant mineralization within a laterally traceable low-angle structural host over more than 8 square kilometres. The drill program will continue to systematically offset the manto style mineralization intersected in the widely spread drilling while at the same time continue to drill test the array of geophysical anomalies.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG separate from the MAG-Peñoles Juanicipio Joint Venture.

Hole #	From	To	Interval	Estimated True Width	Gold	Silver	Silver	Lead	Zinc
	Metres	Metres	Metres	Metres	g/t	g/t	opt	%	%
CM07-10	238.75	239.75	1.00	*	0.132	46.6	1.4	2.56	4.54
CM07-11	No significant values (nsv)
CM07-12	287.50	288.30	0.80	*	0.011	22.9	0.7	0.10	0.80
CM07-13	126.25	128.25	2.00	*	2.820	15.8	0.5	0.06	0.06
CM07-14	171.80	175.02	3.22	*	0.006	93.9	2.7	0.23	1.03
	173.10	175.02	1.92	*	0.005	138.8	4.0	nsv	nsv
CM07-15	544.60	545.60	1.00	*	<0.005	4.8	0.1	0.24	0.01
	639.25	643.05	3.80	*	0.040	2.9	0.1	0.08	0.05
CM07-16	No significant values
CM07-17	138.75	139.35	0.60	*	<0.005	47.8	1.4	0.01	0.03
CM07-18	No significant values
CM07-19	No significant values
CM07-20	470.87	477.74	6.87	6.8	0.080	254.2	7.4	6.39	7.02
	474.97	477.09	2.12	2.1	0.184	512.0	14.9	12.15	13.10
CM07-21	143.60	144.60	1.00	*	0.022	684.0	19.9	nsv	nsv
	146.70	147.75	1.05	*	0.006	37.6	1.1	nsv	nsv
	151.80	152.80	1.00	*	0.076	36.7	1.1	0.11	0.10
*widely spaced drilling, true widths cannot be calculated.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in Economic Geology and more than 20 years of relevant experience focused on silver and gold mineralization, CRD exploration and drilling in Mexico. Dr. Megaw is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder and director of MAG and is a vendor of Cinco de Mayo and other projects whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within in a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the Toronto Stock Exchange under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO
- 30 -

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development at:
Website: www.magsilver.com                                                                                               Email: info@magsilver.com
Phone: (604) 630-1399                                                                                  Fax: (604) 484-4710
Toll free: (866) 630-1399

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .

CARBONATE REPLACEMENT DEPOSITS (CRD)
MAG
Inset Map
UNITED STATES OF AMERICA
Cinco de Mayo
Guigui (Santa Eulalia)
Batopilas
Sierra Ramirez
Juanicipio / Lagartos (Valdecañas)
GULF OF MEXICO
PACIFIC OCEAN
Mexico City
El Paso
Cuidad Juarez
Bismark
Rio Grande
CINCO DE MAYO (100% MAG)
CENTRAL BELT
BASIN AND RANGE
UNITED STATES OF AMERICA
SONORA
Ojinaga
16
GUIGUI (100% MAG)
Chihuahua
Santa Eulalia
Basaseachic
16
BASIN AND RANGE
Naica
45
28°4'0"N
WESTERN SIERRA MADRE
COAHUILA
Cuidada Jimenez
Parral
San Francisco del Oro
Hidalgo del Parral
Platosa
Gulf of California
SINALOA
DURANGO
SIERRA RAMIREZ (100% MAG)
N
W
E
S
108°8'0"W
0 25 50 100 150 200 250
Kilometers

CRD Exploration Model

E
W
Uplifted Block
Veins
Ag
(Anomalous Ag, Pb, Zn, F)
Dikes & Faults
Manto
Chimney
Hornfels
Cryptic Aureole / Alteration
Skarn
Stock
1 km
Legend
Lithology
Intrusive
Limestone
Dominant Metal
Copper
Zinc
Lead
Alteration
Alteration Aureole
Hornfels
MAG